

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2014

Via E-mail
Mr. Mark T. Lammas
Chief Financial Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Sixth Floor
Los Angeles, CA 90025

> **Re: Hudson Pacific Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-34789**

Dear Mr. Lammas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

General

1. Please tell us whether you consider FFO, as defined by NAREIT, to be a key performance indicator. We may have further comment.

Lease Expirations of Office Portfolio, page 28

2. In future Exchange Act periodic reports, please revise to include the number of tenants whose leases will expire.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 34

3. In future Exchange Act periodic reports, please disclose the high and low sales prices for
the equity for each full quarterly period within the two most recent fiscal years. Please
refer to Item 201(a)(1)(ii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37

Results of Operations, page 44

4. We note your disclosure starting on page 38 that you had material acquisitions and
dispositions in the reporting period. In future Exchange Act periodic reports, please
disclose period to period changes in your same store performance. Within same store,
please address the relative impact of occupancy and rent rate changes. Also include how
you define your same store pool.

5. In future Exchange Act periodic reports, please discuss your leasing results, including
disclosure regarding tenant improvement costs and leasing commissions for both new and
renewed leases on a per square foot basis. For your leasing results, please include a roll
forward of beginning of year vacant space to end of year vacant space, with data on new
space that became vacant during the period, and all the space filled during the period for
new leases and renewed leases.

Financial Statements for the year ended December 31, 2013

Notes to Consolidated Financial Statements, page F-11

8. Future Minimum Base Rents and Future Minimum Lease Payments, page F-24

6. In future periodic filings, please disclose the amount included in the Future Minimum
Base Rent table that is subject to cancellation options.

Schedule III, page F-36

7. Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you
determined it was not necessary to disclose the life on which depreciation in latest
income statement is computed, reconciliations of real estate assets and accumulated
depreciation for the balances at the beginning of the period to the balances at the end of
the period, and the aggregate cost of your real estate assets for Federal income tax
purposes.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or Folake Ayoola, Staff Attorney, at (202) 551-3673 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant